March 11, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Global Funds, Inc.

 File Nos.: 033-29697/811-5833

Gentlemen:

On February, 26, 2020, a filing pursuant to Rule 485(b) (accession# 0001741773-20-000026) was submitted via Edgar for the T. Rowe Price Global Funds, Inc. in which the Series ID (S000014469) and Class ID (C000039420) of the T. Rowe Price Institutional Emerging Markets Bond Fund was inadvertently included.

If you have any questions, please call me at 410-345-4981. Thank you.

Sincerely,

/s/Tawanda L. Cottman
Tawanda L. Cottman